SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: June 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan Activewear Appoints Additional Independent Board Member

Montréal, Wednesday, June 22, 2005 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced the appointment of Ms. Sheila O’Brien to its Board of Directors.

Ms. O'Brien is currently Special Advisor on student life to the President of the University of Calgary. In this capacity, she is responsible for all aspects of the quality of the student experience at the University. Ms. O'Brien previously enjoyed a successful career over 30 years in the oil, gas and petrochemical sectors in Canada, the U.S. and Europe. Most recently, she was a member of the executive leadership team of NOVA Chemicals, with primary responsibility for human resources, investor relations, public relations and government affairs.

Ms. O’Brien has been active in government and community affairs for many years. She has devoted much of her volunteer service to the advancement of women and founded several recognition and mentorship programs for women. She is also a member of the Board of directors of Vartana, an innovative bank concept to support voluntary sector organizations. Her contributions in the areas of women’s issues, human rights, education, health and welfare have been recognized through various awards and, in February 1999, Ms. O’Brien was invested as a member of the Order of Canada, the country’s highest honour and public service award.

With the addition of Ms. O’Brien, Gildan’s Board of Directors now comprises eight members, of which seven are independent of management. All Board Committees are composed exclusively of independent directors.

“We are very pleased that Sheila O’Brien has joined our Board of Directors”, commented Robert M. Baylis, non-executive Chairman of the Board of Directors of Gildan Activewear. “In particular, her senior level experience in the areas of human resources and public affairs will further enhance our Board’s ability to support and counsel Glenn Chamandy and his senior management team, as they continue to implement the next phase of Gildan’s exciting growth strategy”.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 7,800 full-time employees.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date: June 22, 2005